Exhibit 12

UAL Corporation and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges
and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

	Successor	Predecessor
(In millions)	Period from February 1 to December 31,	Period from January 1 to January 31,
	2006	2006	2005	2004	2003	2002
Earnings (losses):

Earnings (loss) before income taxes & adjustments for minority interest and equity earnings/(losses) in affiliates	$47	$22,846	$(21,178)	$(1,724)	$(2,802)	$(3,197)

Add (deduct):
Fixed charges, from below	1,051	63	775	606	639	749
Distributed earnings of affiliates	4	—	3	2	2	2
Amortization of capitalized interest	—	1	14	16	17	17
Minority interest	(4)	—	—	—	—	—
Interest capitalized	(15)	—	3	(1)	(3)	(25)
Earnings (loss) as adjusted	$1,083	$22,910	$(20,383)	$(1,101)	$(2,147)	$(2,454)

Fixed charges:

Interest expensed and capitalized and amortization of debt discounts and issuance costs (a)	$728	$42	$484	$448	$523	$564
Portion of rental expense representative of the interest factor	323	21	291	158	116	185
Fixed charges, as above	1,051	63	775	606	639	749

Preferred stock dividend requirements (pre-tax) (b)	18	1	10	10	10	10
Fixed charges including preferred stock dividends	$1,069	$64	$785	$616	$649	$759

Ratio of earnings to fixed charges	1.03	363.65	(c)	(c)	(c)	(c)
Ratio of earnings to fixed charges and preferred dividend requirements	1.01	357.97	(c)	(c)	(c)	(c)

(a)             Amortization of debt discounts includes amortization of fresh-start valuation discounts.

(b)            Successor Company dividends were adjusted using an estimated 2006 effective tax rate of approximately 48%.

(c)             Earnings were inadequate to cover both fixed charges and fixed charges and preferred dividend requirements by $21.2 billion in 2005, $1.7 billion in 2004, $2.8 billion in 2003 and $3.2 billion in 2002.